Exhibit 10(a)

TECHNOLOGY OUTSOURCING AGREEMENT

This Master Agreement is made as of the ____ day of October, 2005 (the “Effective Date”), by and between First Indiana Bank, N.A., a national banking association (“Client”), and Metavante Corporation, a Wisconsin corporation (“Metavante”).

Client desires Metavante to provide to Client the services and products set forth in this Agreement, and Metavante desires to provide such services and products to Client, all as provided in this Agreement.

THEREFORE, in consideration of the payments to be made and services to be performed and products provided hereunder, upon the terms and subject to the conditions set forth in this Agreement and intending to be legally bound, the parties hereto agree as follows:

Metavante shall provide to Client and Client shall receive from Metavante, all upon the terms and conditions set forth in this Agreement, the services and products (collectively, “Services”) specified in this Agreement. The term of this Agreement shall commence on the Effective Date and end on the eighth (8th) anniversary of the last day of the month in which the Commencement Date occurs (the “Initial Term”). The parties also agree to use their best efforts to perform the Conversion(s) such that the Commencement Date occurs on or before August 31, 2006.

As of the Effective Date, the parties acknowledge that this Agreement includes the following Schedules:

Conversion Plan Schedule

Services Schedule

Fees Schedule

Software License Schedule

Service Level Schedule

Termination Fee Schedule

Strategic Network Solutions Schedule

As of the Effective Date, the parties acknowledge that Services will be provided for Client and the following Affiliates of Client:

Not applicable

By signing below, the parties agree to the terms and conditions of this Agreement, and Client appoints Metavante as: (1) Client’s attorney-in-fact to transmit files and information to the Internal Revenue Service (“IRS”) and to take all appropriate actions in connection therewith and empowers Metavante to authorize the IRS to release information return documents supplied to the IRS by Metavante to states which participate in the “Combined Federal/State Program”; and (2) Client’s agent to sign on Client’s behalf the Affidavit required by the Internal Revenue Service on Form 4804, or any successor form. Client acknowledges that Metavante’s execution of the Form 4804 Affidavit on Client’s behalf does not relieve Client of responsibility to provide accurate TINs or liability for any penalties which may be assessed for failure to comply with TIN requirements.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on their behalf as of the date first above written.

METAVANTE CORPORATION 4900 W. Brown Deer Road Brown Deer, WI 53223		FIRST INDIANA BANK, N.A. 135 N. Pennsylvania Street Indianapolis, IN 46204

By:		By:
Name:	Paul T. Danola	Name:	Morteza Semnani
Title:	Senior Executive Vice President Financial Services Group	Title:	First Vice President and Chief Information Officer

By:
Name:	James R. Geschke
Title:	Executive Vice President Financial Technology Services

TERMS AND CONDITIONS

1.	CONSTRUCTION

1.1. Definitions. Capitalized terms shall have the meaning ascribed to them in Article 18 of this Agreement.

1.2. References. In this Agreement, references and mention of the word “includes” and “including” shall mean “includes, without limitation” and “including, without limitation,” as applicable, and the word “any” shall mean “any or all”. Headings in this Agreement are for reference purposes only and shall not affect the interpretation or meaning of this Agreement.

1.3. Interpretation. The terms and conditions of this Agreement and all schedules attached hereto are incorporated herein and deemed part of this Agreement. In the event of a conflict between the general terms and conditions and the terms of any schedules or exhibits attached hereto, the terms of the schedules and exhibits shall prevail and control the interpretation of the Agreement with respect to the subject matter of the applicable schedules and/or exhibits. The schedules and exhibits together with the general terms and conditions shall be interpreted as a single document. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which together constitute one and the same agreement.

1.4. Affiliates. Client agrees that it is responsible for ensuring compliance with this Agreement by those of its Affiliates that receive Services under this Agreement. Client agrees to be responsible for the submission of its Affiliates’ data to Metavante for processing and for the transmission to Client’s Affiliates of such data processed by and received from Metavante. Client agrees to pay any and all fees owed under this Agreement for Services rendered to its Affiliates.

2.	TERM

2.1. Duration. Unless this Agreement has been earlier terminated or unless Client provides Metavante with written notice of non-renewal at least six (6) months prior to the expiration of the Initial Term, this Agreement shall automatically renew at the end of the Initial Term on the same terms (including pricing terms) for one (1) twelve-month period. Upon expiration of such twelve (12) -month extension, this Agreement shall expire unless renewed in writing by the parties, provided, however, that Metavante may, but has no obligation to, continue to provide all or any portion of the Services thereafter on a month-to-month basis subject to these Terms and Conditions and Metavante’s then-current standard fees and charges.

2.2. Termination Assistance. Following the expiration or early termination of this Agreement, Metavante shall provide to Client the Client Data in the format in which it exists on Metavante’s systems, in accordance with Metavante’s then-current standard prices for the delivery media. In addition, Metavante agrees to provide to Client, at Client’s expense, all necessary assistance to facilitate the orderly transition of Services to Client or its designee (“Termination Assistance”). As part of the Termination Assistance, Metavante shall assist Client to develop a plan for the transition of all Services then being performed by Metavante under this Agreement, from Metavante to Client or Client’s designee, on a reasonable schedule developed jointly by Metavante and Client. Prior to providing any Termination Assistance, Metavante shall deliver to Client a good-faith estimate of all such Expenses and charges, including charges for custom programming services. Client understands and agrees that all Expenses and charges for Termination Assistance shall be computed in accordance with Metavante’s then-current standard prices for such products, materials, and services. Nothing contained herein shall obligate Client to receive Termination Assistance from Metavante.

3.	CONDITIONS AND LICENSES

3.1. Performance by Subcontractors. Client understands and agrees that the actual performance of the Services may be made by Metavante, one or more Affiliates of Metavante, or subcontractors of any of the foregoing Entities (collectively, the “Eligible Providers”). For purposes of this Agreement, performance of the Services by any Eligible Provider shall be deemed performance by Metavante itself. Metavante shall remain fully responsible for the performance or non-performance of the Services by any Eligible Provider, to the same extent as if Metavante itself performed or failed to perform such services. Client agrees to look solely to Metavante, and not to any Eligible Provider, for satisfaction of any claims Client may have arising out of this Agreement or the performance or nonperformance of Services. However, in the event that Client contracts directly with a Third Party for any products or services, Metavante shall have no liability to Client for such Third Party’s products or services, even if such products or services are necessary for Client to access or receive the Services hereunder.

3.2. Client Marks. Metavante is authorized to use Client’s service marks and trademarks solely if necessary to perform the Services and solely for the purpose of providing the Services to Client. Any use of Client’s marks by Metavante shall be subject to Client’s prior written approval, which shall not be unreasonably withheld by Client

3.3. Software License. Client (a) will install and operate copies of certain Metavante-supplied software, if any, that is identified in the Services Schedule as required for Client to access or receive certain of the Initial Services, (b) may access certain software that Metavante will make available on the internet, and (c) may be provided with copies of software for demonstration purposes (collectively, the “Incidental Software”). Metavante hereby grants to Client a personal, nonexclusive, and nontransferable license and right, for the duration of this Agreement, to use the Incidental Software solely in accordance with the applicable Documentation and for no other purposes. Client shall not do any of the following: (i) distribute, sell, assign, transfer, or sublicense the Incidental Software, or any part thereof, to any third party; (ii) except as specifically set forth in this Agreement, adapt, modify, translate, reverse engineer, decompile, disassemble, or create derivative works based on the Incidental Software or any part thereof; (iii) copy the Incidental Software, in whole or in part, without including appropriate copyright notices; (iv) except for providing financial services to Client’s customers, use the Incidental Software in any manner to provide Service Bureau, time sharing, or other computer services to Third Parties; (v) export the Incidental Software outside the United States, either directly or indirectly; and/or (vi) install the Incidental Software on a different platform or interface the Incidental Software to an application written in a different computer language other than that set forth in the Documentation. Within 10 days of the Effective Date of Termination, Client shall, at its own expense, return the Incidental Software to Metavante and/or destroy all copies thereof.

4.	SERVICES

4.1. Implementation of Services.

A. Development of Conversion Plan. The parties shall develop a mutually acceptable detailed, customized plan for the Conversion (the “Conversion Plan”). The Conversion Plan will include (i) a description of the tasks to be performed for the Conversion; (ii) allocation of responsibility for each of such tasks; and (iii) the estimated scheduled dates on which each task is to be performed. Each party shall designate its Conversion project leader. The Conversion project leaders for each party shall regularly communicate on the progress of the Conversion, the feasibility of the Conversion Dates specified in the Conversion Plan, and such other matters which may affect the smooth transition of the Services. Each party agrees to provide such services and to perform such obligations as are specified as its responsibility in the Conversion Plan and as necessary for it to timely and adequately meet the scheduled dates set forth therein. Each party shall cooperate fully with all reasonable requests of the other party that are necessary to effect the Conversion in a timely and efficient manner. The parties shall use their best efforts to perform the Conversion(s) such that the Commencement Date occurs on or before the date set in the Conversion Plan. Conversion should be completed no later than the end of August, 2006. Conversion will be considered complete when Client signs the applicable balancing and application sign-offs.

B. Conversion Resources. Metavante and Client will each provide a team of qualified individuals to assist in the Conversion effort.

C. Training and Documentation.

(i) Metavante will provide to Client, at no charge, one CD-ROM disc, or Internet access that includes all of the User Manuals. The Client will receive updates to the CD-ROM at no additional charge or Internet updates when available. Client can purchase paper manuals, at Metavante’s then-current price list. For manuals that are not on CD-ROM, and not accessible via the Internet, the Client will receive one copy of the paper updates at no additional cost. Additionally, as new manuals become available, they will be included on the CD-ROM or accessible via the Internet. Except for its internal use, Client may not modify, reproduce, or distribute the Documentation without the express consent of Metavante.

(ii) Metavante shall provide training in accordance with the training schedule developed pursuant to the Conversion Plan. The sessions shall be held at a location mutually agreed upon by the parties. Client shall be responsible for all Expenses incurred by the participants and Metavante’s trainers in connection with such education and training. If Client requests that training be conducted at a non-Metavante facility, Client shall be responsible for providing an adequate training facility.

D. Account Representatives. Each party shall, prior to Conversion, cause an individual to be assigned (“Account Representative”) to devote time and effort to management of the Services under this Agreement following the Conversion. Each party shall endeavor to maintain a capable management team to facilitate the Conversion and to work cooperatively thereafter.

E. Reporting and Meetings. Within sixty (60) days after the Effective Date, the parties shall mutually agree upon an appropriate set of periodic conversion project reports to be issued by Metavante to Client during the Conversion Period and during the remainder of the Term.

F. Metavante Software Modification Requests. Client must submit a completed Project Request form to Metavante either electronically or via fax for all Metavante Software modification requests. Upon receiving Client’s request, Metavante will confirm receipt. Metavante maintains a list of standard estimates which include hours for commonly submitted requests. If request is non-standard, a high-level planning estimate, initial estimate or refined estimate may be requested by Client with applicable costs to determine the amount of effort it will take for Metavante to complete Client request. Implementation of Metavante Software modification requests, as authorized by Client, will be completed as mutually agreed upon in writing.

4.2 Initial Services. Metavante shall first commence providing the Initial Services on the Commencement Date and/or as specified in the Conversion Plan.

4.3 Professional Services. Metavante shall perform the Professional Services for Client as set forth in the Schedules and shall perform additional Professional Services as mutually agreed upon by the parties from time to time under this Agreement, provided that either party may require execution of a separate mutually acceptable professional services agreement prior to Metavante’s performance of Professional Services other than those set forth herein. Metavante’s maximum liability with respect to any Professional Services performed shall be limited to the value of the Professional Services engagement giving rise to the claim for Damages.

4.4 Service Levels. Service Levels, if any, relating to a particular Service shall be as set forth in the Service Level Schedule. The parties agree that Metavante’s performance of Services at a level at or above any Service Level shall be satisfactory performance. Metavante shall cure any failure to achieve a Service Level within the period specified within the applicable schedule. Remedies, if any, for failure to achieve a Service Level shall be as set forth in the Service Level Schedule.

4.5 EFD Services. The following additional terms shall apply with respect to the EFD Services. The EFD Services are those Services provided by Metavante to support Client’s on-line and off-line debit and credit card products.

A. Network Rules and Responsibilities. “Network” shall mean a shared system, operating under a common name, through which member financial institutions are able to authorize, route, process, and settle transactions (e.g., MasterCard and Visa). Client acknowledges and agrees that Client must obtain required memberships in all applicable Networks and, upon Metavante’s request, shall provide Metavante with copies of its fully executed membership agreements. Client shall comply with the articles, bylaws, operating regulations, rules, procedures, and policies of all Networks, as applicable to its operations, and shall be solely responsible, as between Client and Metavante, for any claims, liabilities, lawsuits, and expenses arising out of or caused by Client’s failure to comply with the same. Client acknowledges and agrees that, because Metavante is Client’s processor, Metavante may receive certain services from MasterCard, Visa, and/or other Networks that Client could receive directly in the event Client performed the processing services for itself. Client agrees that Metavante may pass through to Client any fees charged to Metavante for such services and that Metavante has no responsibility or liability to Client for any such services. Prior to the transfer of the EFD Services to Client or its designee upon the Effective Date of Termination, Client shall take all actions required by the applicable Network to effect the transfer. In addition to the charges specified on the Fee Schedule, Client shall be responsible for (i) all interchange and network provider fees; (ii) all dues, fees, fines, and assessments established by and owed by Client to any Network; and (iii) for all costs and fees associated with changes to ATM protocol caused by Client’s conversion to the EFD Services.

B. Card Production Services. Delivery of cards will be deemed complete with respect to any order upon Metavante’s delivery of the supply of cards, properly addressed, to either the United States Post Office, a common carrier or courier, or Client’s designated employee or agent. Following delivery of the cards in accordance with the foregoing, the card production services with respect to such order shall be completed, and Metavante shall have no further responsibility whatsoever for any use, abuse, loss, damage, alteration, or theft of cards following delivery. Metavante shall be responsible to produce cards in conformance with applicable network standards and for the proper preparation of mailers (e.g., sealing and addressing). Client shall notify Metavante in writing of any alleged breach of the foregoing by Metavante.

Metavante’s sole responsibility, and Client’s sole remedy, shall be to provide, at Metavante’s expense, a conforming replacement card to the appropriate cardholder(s).

C. Verification and Notice. Client shall notify Metavante of any data entry errors, including any unauthorized transactions, new accounts, new files, or unauthorized amounts, within thirty (30) days of the date of the applicable Metavante report. Client’s failure to notify Metavante of errors or discrepancies within such thirty (30) -day period shall constitute Client’s agreement that it has reviewed and approved the content of each such report using proper internal control review procedures. Metavante does not guarantee that the Services will be one hundred percent (100%) error-free or that the variables and options selected and approved by Client will produce a result, which is problem-free. The only responsibility Metavante shall have with regard to (i) data entry errors and other similar human errors which occur in the usual course of business and (ii) unsatisfactory data processing results caused by options and variables selected or approved by Client is, respectively, to correct such errors as they are discovered and to assist Client in revising data processing options and variables to achieve a satisfactory result.

D. Settlement. Client acknowledges and agrees that, where Metavante processes a transaction for a stored value card, debit card, or credit card issued by Client, Client is either obligated to pay the amount of the transaction, or Client is entitled to receive the amount of the transaction under applicable Network rules. Client authorizes Metavante, unless instructed by Client in writing to the contrary, to receive or pay, as applicable, any such amounts due to or payable by Client. Metavante shall daily determine the “Net Settlement” for Client. “Net Settlement” means the net amount payable to Client by Metavante, or the net amount payable to Metavante by Client, as applicable, for transactions settled for Client by Metavante with Networks, and/or other financial institutions, including Client’s Affiliates, in accordance with applicable Network operating rules. Client shall maintain an account with a settlement bank designated by Metavante for purposes of funding or receiving Net Settlement, as applicable, and authorizes Metavante to charge the settlement account via ACH debit or otherwise for any Net Settlement owed by Client to Metavante, and to deposit to the settlement account any Net Settlement owed by Metavante to Client. Client shall, upon Metavante’s demand, pay to Metavante any Net Settlement that Metavante is unable to collect from the settlement account for any reason. Metavante will provide Client with daily settlement and accounting information, and Client agrees that Client is responsible for the daily maintenance and reconciliation of all accounting entries. For at least 120 days following the Effective Date of Termination, Client shall maintain a settlement account with Metavante or the depository institution designated by Metavante which Metavante may charge to settle any trailing activity which accrues prior to the Effective Date of Termination and which is not known to Metavante until sometime thereafter (including any chargeback of a transaction which is authorized prior to the Effective Date of Termination). Client shall pay to Metavante fees at Metavante’s then-current standard rates to settle such trailing activity.

4.6 Electronic Banking Services. The following additional terms shall apply with respect to the Electronic Banking Services. The Electronic Banking Services are (a) Metavante’s Internet and telephone banking services that enable Client’s consumer and/or commercial depositors and other customers (“End Users”) to access, receive, collect, concentrate, and/or report data and/or initiate transactions via a personal computer or telephone, (b) Metavante’s consumer payment provider services (“CPP Services”) that enable End Users to remit payments to payees located within the United States scheduled up to 364 days in the future, and/or recurring weekly, bi-weekly, monthly, bi-monthly, semi-monthly, quarterly, semi-annually, or annually (if and as available), and (c) Metavante’s consumer service provider services (“CSP Services”) that enable Client to provide Web-based bill consolidation and presentment services via a branded Website.

A. Access. Client shall comply with Metavante’s requirements for making the Electronic Banking Services operational and available for Client’s and/or Client’s End Users. Metavante agrees that any changes it makes to these requirements shall be commercially reasonable. Client agrees that Metavante is under no obligation to provide any End User with access to the Electronic Banking Services unless and until Client has provided Metavante with all information and documentation reasonably required by Metavante for End User set-up.

B. End User Agreements. Client shall be responsible for contracting with, and managing the relationship with, End Users of the Electronic Banking Services and for obtaining all necessary End User authorizations and consents. Metavante will not have a contractual relationship with End Users, and so must rely upon Client to manage liability and risk issues. Client will include appropriate provisions in its End User agreements regarding, and shall indemnify Metavante against, defend Metavante against, and hold Metavante harmless from claims arising from: (a) any End User’s use of or inability to use the Electronic Banking Services, specifically including, without limitation, any End User’s claim for economic loss or damages arising from the End User’s use of the Internet Banking Services or Bill Payment Services; (b) transactions effected with a lost, stolen, counterfeit or misused access code or identification number issued by Client to any End User. Client and its End Users shall be responsible for selecting and safeguarding their passwords for using the Electronic Banking Services. As between Client and Metavante, any use of the

Electronic Banking Services through use of a valid password shall be authorized use, provided that Metavante will cancel or disable passwords promptly following notification from Client.

C. ACH Services. In providing ACH services for Client, Metavante acts as Client’s third-party service provider and is not itself an “Originator,” “ODFI,” or “RDFI” (as defined under NACHA rules). Client shall be responsible for compliance with all applicable laws, rules, and regulations regarding Client’s use of and/or access to the ACH services, including applicable rules and regulations of the National Automated Clearing House Association (“NACHA”). In particular and as applicable, Client will provide its depositors with all disclosures required under state and federal law. Client shall indemnify Metavante from, defend Metavante against, and hold Metavante harmless from any and all loss, claim, or liability to any Third Party from Client’s breach of the foregoing obligations. Upon notification from Client of the occurrence of an error or omission with respect to an ACH entry, Metavante shall promptly furnish corrected ACH entry(ies) to the applicable ACH operator, unless the NACHA rules prohibit the processing of the correct ACH entry(ies). Metavante’s liability to Client for claims arising out of the ACH services performed by Metavante pursuant to this Agreement shall be limited to the processing of appropriate corrected ACH entry(ies).

D. Bill Payment Services.

(i) Client understands that it is fully responsible for the availability of good funds necessary to settle the payment activities of its End Users initiated through the use of the Electronic Banking Services. Metavante shall either initiate debit ACH entries or paper drafts against each End User’s designated account for bill payment activities initiated by the End User, or shall charge Client’s designated settlement account to fund such payments. Client is and shall remain solely and exclusively responsible to Metavante for the entire amount of any payment processed for and on behalf of an End User which is not funded due to insufficient funds in the applicable settlement account or for any other reason outside Metavante’s control. Client shall reimburse Metavante for any amounts that Metavante determines, in its reasonable discretion, to be uncollectable from the End User. Metavante shall not be responsible for losses associated with payments to, or at the direction of, government agencies, organizations and institutions, or court directed payments. Client shall be exclusively responsible for and, upon Metavante’s demand, reimburse Metavante for, the amount of any such payments which Metavante reasonably believes it cannot collect from the End User for any reason.

(ii) Client authorizes and directs Metavante to contact payees and End Users with respect to payments processed by Metavante. All payee data and Metavante’s payee database shall be Metavante’s property which may be used by Metavante without limitation for purposes of maintaining and providing “pay anyone” bill payment services for its customers. Metavante shall have the right to remit, stop, cancel, and manage payments and ACH re-issuance and returns as deemed most reasonable by Metavante. Metavante may set an expiration date for payment checks. From time to time, Metavante may contact End Users to recover payment errors (common sources of payment errors include: Incorrect recipient (payee), delivered incorrectly by the postal service, consolidation error directed the payment to an incorrect party; stop payment request honored and funds re-credited to End User’s Billable Account, but the check was paid; Metavante error; or duplicate payment made to payee). In the case of payment errors, Metavante will always contact the payee first to attempt direct retrieval of the funds. If Metavante is unable to retrieve the funds and the End User received benefit of the payment, Metavante may seek reimbursement from the End User.

E. Transferred Data. In the event that Client transfers data from another service provider to Metavante to convert Client’s end users to Metavante’s systems, Metavante will not be responsible for any errors, delays, or problems in providing the Services that arise from the quality, reliability, or currency of the transferred data, including, without limitation, late fees for payments that are delayed due to the conversion of inaccurate or outdated payee data. In addition, Client shall reimburse Metavante, at Metavante’s then-current rates for professional services, for any additional work that Metavante must perform to address claims or support arising from errors or inadequacies of transferred data.

4.7 ACH Services.

A. General. “ACH Services” means Services whereby Metavante will (i) initiate and/or receive automated clearing house debit and credit entries, and adjustments to debit entries and credit entries to Client’s account, (ii) credit and/or debit the same to such account. Client authorizes Metavante to act as Client’s third-party processor for initiating, transmitting, and/or receiving ACH entries. Unless otherwise directed by Client, Metavante shall provide for the posting of ACH entries to Client deposit accounts. Metavante shall provide reports to Client showing errors and rejections resulting from ACH entries transmitted on behalf of Client during a particular day. It shall be Client’s responsibility to review such reports and correct erroneous ACH entries.

B. Timing. Metavante shall make reasonable efforts to deliver ACH entries to Client or to an ACH operator, as appropriate, prior to any applicable deadline for such delivery. Metavante shall have no liability to Client as a result of any late delivery, except to the extent such late delivery is (i) caused by the willful misconduct of Metavante, and (ii) made more than 24 hours after its scheduled deadline

C. NACHA Rules. In providing ACH Services for Client, Metavante acts as Client’s third-party service provider and is not itself an “Operator,” “Originator,” “ODFI,” or “RDFI” (as defined under NACHA rules). Client shall be responsible for compliance with all applicable laws, rules, and regulations regarding Client’s use of and/or access to the ACH Services, including applicable rules and regulations of the National Automated Clearing House Association (“NACHA”). In particular and as applicable, (i) Client will provide its depositors with all disclosures required under applicable state and federal law and (ii) shall enter into an agreement with each party that will initiate ACH entries to accounts (an “Originator”) prior to permitting the Originator to initiate ACH entries. Client shall indemnify Metavante from, defend Metavante against, and hold Metavante harmless from any and all loss, claim, or liability to any Third Party from Client’s breach of the foregoing obligations. Upon notification from Client of the occurrence of an error or omission with respect to an ACH entry, Metavante shall promptly furnish corrected ACH entry(ies) to the applicable ACH operator, unless the NACHA rules prohibit the processing of the correct ACH entry(ies). Metavante’s liability to Client for claims arising out of the ACH Services performed by Metavante pursuant to this Agreement shall be limited to the processing of appropriate corrected ACH entry(ies).

5.	FEES

5.1 Fee Structure. Client agrees to pay fees for the Initial Services as set forth in the Fees Schedule. If Client elects to receive Services that are not specifically set forth in the Services Schedule, Client agrees to pay fees as mutually agreed upon in writing for such Services.

5.2 Pricing and Operational Assumptions. The Fees Schedule shall set forth any operational and pricing assumptions made by Metavante following completion of its preliminary due diligence of Client’s requirements and its evaluation of information provided by Client. If one or more of the pricing or operational assumptions listed in the Fees Schedule are inaccurate or incomplete in any material respect, the parties will negotiate in good faith regarding an equitable adjustment to any materially and adversely impacted provisions of this Agreement.

5.3 Excluded Costs. The fees set forth in the Fees Schedule do not include Expenses, late fees or charges, or Taxes, all of which shall be the responsibility of Client.

5.4 Disputed Amounts. If Client disputes any charge or amount on any invoice and such dispute cannot be resolved promptly through good-faith discussions between the parties, Client shall pay the amounts due under this Agreement minus the disputed amount, and the parties shall diligently proceed to resolve such disputed amount. An amount will be considered disputed in good faith if (i) Client delivers a written statement to Metavante describing in detail the basis of the dispute and the amount being withheld by Client within twelve (12) months of the invoice date; (ii) such written statement represents that the amount in dispute has been determined after due investigation of the facts and that such disputed amount has been determined in good faith; and (iii) all other amounts due from Client that are not in dispute have been paid in accordance with the terms of this Agreement.

5.5 Terms of Payment. Client shall pay the Monthly Base Fee in advance on the first day of the calendar month in which the Services are to be performed. Any and all other amounts payable under this Agreement shall be due thirty (30) days following the date of invoice, unless otherwise provided in the Fees Schedule. Undisputed charges not paid by the applicable due date shall be, following written notice to Client and a ten (10) day cure period, subject to annual interest at the rate of 12% or the highest rate permitted by law, whichever is lower. Client shall also pay any collection fees, court costs, reasonable attorneys’ fees, and other fees, costs, and charges incurred by Metavante in collecting payment of the charges and any other amounts for which Client is liable under the terms and conditions of this Agreement. Client agrees to maintain a depository account with a financial institution reasonably acceptable to Metavante for the payment of amounts payable hereunder and hereby authorizes Metavante to initiate debit entries to such account for the payment of amounts payable hereunder. Client agrees to provide Metavante with any and all information necessary for Metavante to initiate such debit entries via the Automated Clearing House (ACH) system.

5.6 Modification of Terms and Pricing. Charges for all Services shall be subject to adjustments on each January 1, commencing January 1, 2007 which shall not exceed the change in the Consumer Price Index For All Urban Consumers – All Cities (All Items) 1982-1984 = 100 (“CPI”) published by the Bureau of Labor Statistics of the U.S. Department of Labor.

6.	PERFORMANCE WARRANTY/DISCLAIMER OF ALL OTHER WARRANTIES

6.1 Performance Warranty. Metavante warrants that it will provide all Services in a commercially reasonable manner in material conformance with the applicable Documentation (the “Performance Warranty”). Where the parties have agreed upon Service Levels for any aspect of Metavante’s performance, such Service Levels shall apply in lieu of the Performance Warranty. THIS PERFORMANCE WARRANTY IS SUBJECT TO THE WARRANTY EXCLUSIONS SET FORTH BELOW IN SECTION 6.2.

6.2 Performance Warranty Exclusions. Except as may be expressly agreed in writing by Metavante, Metavante’s Performance Warranty does not apply to:

A. defects, problems, or failures caused by the Client’s nonperformance of obligations essential to Metavante’s performance of its obligations; and/or

B. defects, problems, or failures caused by an event of force majeure.

6.3 DISCLAIMER OF ALL OTHER WARRANTIES. THIS PERFORMANCE WARRANTY, AND THE WARRANTIES IN ARTICLE 12 HEREOF, ARE IN LIEU OF, AND METAVANTE DISCLAIMS ANY AND ALL OTHER WARRANTIES, CONDITION, OR REPRESENTATION (EXPRESS OR IMPLIED, ORAL OR WRITTEN) WITH RESPECT TO THE SERVICES PROVIDED UNDER THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS OR SUITABILITY FOR ANY PURPOSE (WHETHER OR NOT METAVANTE KNOWS, HAS REASON TO KNOW, HAS BEEN ADVISED, OR IS OTHERWISE IN FACT AWARE OF ANY SUCH PURPOSE), WHETHER ALLEGED TO ARISE BY LAW, BY REASON OF CUSTOM OR USAGE IN THE TRADE, OR BY COURSE OF DEALING. IN ADDITION, METAVANTE DISCLAIMS ANY WARRANTY OR REPRESENTATION TO ANY PERSON OTHER THAN CUSTOMER WITH RESPECT TO THE SERVICES PROVIDED UNDER THIS AGREEMENT.

7.	MODIFICATION OR PARTIAL TERMINATION

7.1 Modifications to Services. Metavante may relocate, modify, amend, enhance, update, or provide an appropriate replacement for the software used to provide the Services, or any element of its systems or processes at any time or withdraw, modify, or amend any function of the Services, provided that neither the functionality of the Services nor any applicable Service Levels are materially adversely affected.

7.2 Partial Termination by Metavante. Except as may be provided in any Schedule, Metavante may, at any time, withdraw any of the Services upon providing 180 days’ prior written notice to Client, provided that Metavante is withdrawing the Service(s) from its entire client base. Metavante may also terminate any function or any Services immediately upon any final regulatory, legislative, or judicial determination that providing such function or Services is inconsistent with applicable law or regulation or the rights of any Third Party. If Metavante terminates any Service pursuant to this paragraph, Metavante agrees to assist Client, without additional charge, in identifying an alternate provider of such terminated Service, and the Client shall not be assessed a Termination Fee for such Service.

7.3 Partial Termination by Client. Except as may be provided in any Schedule, Client agrees that, during the Term, Metavante shall be Client’s sole and exclusive provider of all Services as described in the Monthly Base Fee. If Client breaches the foregoing covenant, the same shall constitute a partial termination of this Agreement, and Client shall pay Metavante the Termination Fee for the affected Service, as liquidated damages and not as a penalty.

8.	TERMINATION/DEFAULT

8.1 Early Termination. The terms and conditions set forth on the Termination Fee Schedule of the Agreement shall govern the early termination of this Agreement (or any Service).

8.2 For Cause. If either party fails to perform any of its material obligations under this Agreement (a “Default”) and does not cure such Default in accordance with this Section, then the non-defaulting party may, by giving written notice to the other party, terminate this Agreement as of the date specified in such notice of termination, or such later date agreed to by the parties, and/or recover Damages. A party may terminate the Agreement in accordance with the foregoing if such party provides written notice to the defaulting party and either (a) the defaulting party does not cure the Default within thirty (30) days of the defaulting party’s receipt of notice of the Default, if the Default is capable of cure within thirty (30) days, or (b) if the Default is not capable of cure within thirty (30) days, the defaulting party does not both (i) implement a plan to cure the Default within thirty (30) days of receipt of notice of the Default, and (ii) diligently carry-out the plan within a reasonable period of time in accordance with its terms, but in no event exceeding one hundred eighty (180) days. The parties acknowledge and agree that a failure to pay any amount when due hereunder shall be a Default that is capable of being cured within thirty (30) days. The parties acknowledge and agree that any error in processing data, preparation or filing of a report, form, or file, or the failure to perform Services as required hereunder shall be satisfactorily cured upon the completion of accurate re-processing, the preparation or filing of the accurate report, form, or file, or the re-performance of the Services in accordance with applicable requirements, respectively. In the event Client terminates the Agreement in accordance with this Section 8.2, no Termination Fee shall be due.

8.3 For Insolvency. In addition to the termination rights set forth in Sections 8.1 and 8.2, subject to the provisions of Title 11, United States Code, if either party becomes or is declared insolvent or bankrupt, is the subject to any proceedings relating to its liquidation, insolvency or for the appointment of a receiver or similar officer for it, makes an assignment for the benefit of all or substantially all of its creditors, or enters into an agreement for the composition, extension, or readjustment of all or substantially all of its obligations, or is subject to regulatory sanction by any Federal Regulator, then the other party may, by giving written notice to such party, may terminate this Agreement as of a date specified in such notice of termination; provided that the foregoing shall not apply with respect to any involuntary petition in bankruptcy filed against a party unless such petition is not dismissed within sixty (60) days of such filing. In the event Client terminates the Agreement in accordance with this Section 8.3, no Termination Fee shall be due.

9.	LIMITATION OF LIABILITY/MAXIMUM DAMAGES ALLOWED

9.1 Equitable Relief. Either party may seek equitable remedies, including injunctive relief, for a breach of the other party’s obligations under Article 13 of this Agreement, prior to commencing the dispute resolution procedures set forth in Section 11.1 below.

9.2 Exclusion of Incidental and Consequential Damages. Independent of, severable from, and to be enforced independently of any other provision of this Agreement, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY (NOR TO ANY PERSON CLAIMING RIGHTS DERIVED FROM THE OTHER PARTY’S RIGHTS) IN CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE, FOR INCIDENTAL, CONSEQUENTIAL, SPECIAL, PUNITIVE, OR EXEMPLARY DAMAGES OF ANY KIND—including lost profits, loss of business, or other economic damage, and further including injury to property, AS A RESULT OF BREACH OF ANY WARRANTY OR OTHER TERM OF THIS AGREEMENT, INCLUDING ANY FAILURE OF PERFORMANCE, REGARDLESS OF WHETHER THE PARTY LIABLE OR ALLEGEDLY LIABLE WAS ADVISED, HAD OTHER REASON TO KNOW, OR IN FACT KNEW OF THE POSSIBILITY THEREOF.

9.3 Maximum Damages Allowed. Notwithstanding any other provision of this Agreement, and for any reason, including breach of any duty imposed by this Agreement or independent of this Agreement, and regardless of any claim in contract, tort (including negligence) or otherwise, Metavante’s total, aggregate liability under this Agreement shall in no circumstance exceed payments made to Metavante by Client for the Services during the twelve (12) months prior to the act or event giving rise to such claim; provided, however, Metavante shall not be released from liability and/or the amount of any potential liability of Metavante shall not be limited in any circumstance in which Client incurred any loss caused by any action or omission of Metavante which constitutes gross negligence, willful misconduct or bad faith.

9.4 Statute of Limitations. No lawsuit or other action may be brought by either party hereto, or on any claim or controversy based upon or arising in any way out of this Agreement, after one (1) year from the date on which a party knew or reasonably should have been known of the claim regardless of the nature of the claim or form of action, whether in contract, tort (including negligence), or otherwise; provided, however, the foregoing limitation shall not apply to the collection of any amounts due Metavante under this Agreement.

9.5 Tort Claim Waiver. In addition to and not in limitation of any other provision of this Article 9, each party hereby knowingly, voluntarily, and intentionally waives any right to recover from the other party, and Client waives any right to recover from any Eligible Provider, any economic losses or damages in any action brought under tort theories, including misrepresentation, negligence and/or strict liability, and/or relating to the quality or performance of any products or services provided by Metavante. For purposes of this waiver, economic losses and damages include monetary losses or damages caused by a defective product or service except personal injury or damage to other tangible property. Even if remedies provided under this Agreement shall be deemed to have failed of their essential purpose, neither party shall have any liability to the other party under tort theories for economic losses or damages.

9.6 Liquidated Damages. Client acknowledges that Metavante shall suffer a material adverse impact on its business if this Agreement is terminated prior to expiration of the Term, and that the resulting damages may not be susceptible of precise determination. Client acknowledges that the Termination Fee is a reasonable approximation of such damages and shall be deemed to be liquidated damages and not a penalty.

9.7 Essential Elements. Client and Metavante acknowledge and agree that the limitations contained in this Article 9 are essential to this Agreement, and that Metavante has expressly relied upon the inclusion of each and every provision of this Article 9 as a condition to executing this Agreement.

10.	INSURANCE AND INDEMNITY.

10.1 Insurance. Metavante shall maintain for its own protection fidelity bond coverage for its personnel; insurance coverage for loss from fire, disaster or other causes contributing to interruption of normal services, reconstruction of data file media and related processing costs; additional expenses incurred to continue operations; and business interruption to reimburse Metavante for losses resulting from suspension of the Services due to physical loss of equipment.

10.2 Indemnity.

A. Except as provided in 10.2B below, Client shall indemnify Metavante from, defend Metavante against, and pay any final judgments awarded against Metavante, resulting from any claim brought by a Third Party against Metavante based on Client’s use of the Services to support its operations, Metavante’s compliance with Client’s specifications or instructions, or Metavante’s use of trademarks or data supplied by Client unless such use was not in compliance with Client-supplied guidelines.

B. Metavante shall indemnify Client from, defend Client against, and pay any final judgment awarded against Client, resulting from any claim brought by a Third Party against Client based on Metavante’s alleged infringement of any patent, copyright, or trademark of such Third Party under the laws of the United States, unless and except to the extent that such infringement is caused by Metavante’s compliance with Client’s unique specification or instructions, or Metavante’s use of trademarks or data supplied by Client. Notwithstanding the foregoing, Metavante shall have the obligation to so indemnify in the event Metavante had actual prior knowledge of the infringement, with Client acknowledging and agreeing that Metavante is under no duty to so investigate.

10.3 Indemnification Procedures. If any Third Party makes a claim covered by Section 10.2 against an indemnitee with respect to which such indemnitee intends to seek indemnification under this Section, such indemnitee shall give notice of such claim to the indemnifying party, including a brief description of the amount and basis therefor, if known. Upon giving such notice, the indemnifying party shall be obligated to defend such indemnitee against such claim, and shall be entitled to assume control of the defense of the claim with counsel chosen by the indemnifying party, reasonably satisfactory to the indemnitee. The indemnitee shall cooperate fully with and assist the indemnifying party in its defense against such claim in all reasonable respects. The indemnifying party shall keep the indemnitee fully apprised at all times as to the status of the defense. Notwithstanding the foregoing, the indemnitee shall have the right to employ its own separate counsel in any such action, but the fees and expenses of such counsel shall be at the expense of the indemnitee. Neither the indemnifying party nor any indemnitee shall be liable for any settlement of action or claim effected without its consent. Notwithstanding the foregoing, the indemnitee shall retain, assume, or reassume sole control over all expenses relating to every aspect of the defense that it believes is not the subject of the indemnification provided for in this Section. Until both (a) the indemnitee receives notice from indemnifying party that it will defend, and (b) the indemnifying party assumes such defense, the indemnitee may, at any time after ten (10) days from the date notice of claim is given to the indemnifying party by the indemnitee, resist or otherwise defend the claim or, after consultation with and consent of the indemnifying party, settle or otherwise compromise or pay the claim. The indemnifying party shall pay all costs of indemnity arising out of or relating to that defense and any such settlement, compromise, or payment. The indemnitee shall keep the indemnifying party fully apprised at all times as to the status of the defense. Following indemnification as provided in this Section, the indemnifying party shall be subrogated to all rights of the indemnitee with respect to the matters for which indemnification has been made.

11.	DISPUTES

11.1 Continuity of Performance. During the pendency of any disputes, Metavante shall continue to provide the Services so long as Client shall continue to pay all undisputed amounts to Metavante in a timely manner.

12.	AUTHORITY

12.1 Metavante. Metavante warrants that:

A. Metavante has the right to provide the Services hereunder, using all computer software and all intellectual property required for that purpose.

B. Metavante is a corporation validly existing and in active status under the laws of the State of Wisconsin. It has all the requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement. The execution, delivery, and performance of this Agreement have been duly authorized by Metavante, and this Agreement is enforceable in accordance with its terms against Metavante. No approval, authorization, or consent of any governmental or regulatory authorities is required to be obtained or made by Metavante in order for Metavante to enter into and perform its obligations under this Agreement

12.2 Client. Client warrants that:

A. Client has all required licenses and approvals necessary to use the Services in the operation of its business.

B. Client is validly existing and in good standing under the laws of the state of its incorporation or charter, or if a national bank, the United States of America. It has all the requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement. The execution, delivery, and performance of this Agreement have been duly authorized by Client, and this Agreement is enforceable in accordance with its terms against Client. No approval, authorization, or consent of any governmental or regulatory authorities is required to be obtained or made by Client in order for Client to enter into and perform its obligations under this Agreement.

C. In the event that Client requests Metavante to disclose to any Third Party or to use any of Client’s Confidential Information (as defined in Section 13.3), and such Confidential Information is or may be subject to the Privacy Regulations, such disclosure or use shall be permitted by the Privacy Regulations and by any initial, annual, opt-out, or other privacy notice that Client issued with respect to such Confidential Information pursuant to the Privacy Regulations.

13.	CONFIDENTIALITY AND OWNERSHIP

13.1 Client Data. Client shall remain the sole and exclusive owner of all Client Data and its Confidential Information (as defined in Section 13.3), regardless of whether such data is maintained on magnetic tape, magnetic disk, or any other storage or processing device. All such Client Data and other Confidential Information shall, however, be subject to regulation and examination by the appropriate auditors and regulatory agencies to the same extent as if such information were on Client’s premises.

13.2 Metavante Systems. Client acknowledges that it has no rights in any of Metavante’s software, systems, documentation, guidelines, procedures, and similar related materials or any modifications thereof, unless and except as expressly granted under this Agreement.

13.3 Confidential Information. “Confidential Information” of a party shall mean all confidential or proprietary information and documentation of such party, whether or not marked as such including, with respect to Client, all Client Data. Confidential Information shall not include: (a) information which is or becomes publicly available (other than by the party having the obligation of confidentiality) without breach of this Agreement; (b) information independently developed by the receiving party; (c) information received from a Third Party not under a confidentiality obligation to the disclosing party; or (d) information already in the possession of the receiving party without obligation of confidence at the time first disclosed by the disclosing party. The parties acknowledge and agree that the substance of the negotiations of this Agreement, and the terms of this Agreement are considered Confidential Information subject to the restrictions contained herein.

13.4 Obligations of the Parties. Except as permitted under this Section 13.4 and applicable law, neither party shall use, copy, sell, transfer, publish, disclose, display, or otherwise make any of the other party’s Confidential Information available to any Third Party without the prior written consent of the other party. Each party shall hold the Confidential Information of the other party in confidence and shall not disclose or use such Confidential Information other than for the purposes contemplated by this Agreement and, to the extent that Confidential Information of Client may be subject to the Privacy Regulations, as permitted by the Privacy Regulations, and shall instruct their employees, agents, and contractors to use the same care and discretion with respect to the Confidential Information of the other party or of any Third Party utilized hereunder that Metavante and Client each require with respect to their own most confidential information, but in no event less than a reasonable standard of care, including the utilization of security devices or procedures designed to prevent unauthorized access to such materials. Each party shall instruct its applicable employees, agents, and contractors (a) of its confidentiality obligations hereunder and (b) not to attempt to circumvent any such security procedures and devices. All such Confidential Information shall be distributed only to persons having a need to know such information to perform their duties in conjunction with this Agreement. A party may disclose the other party’s Confidential Information if required to do so by subpoena, court or regulatory order, or other legal process, provided the party promptly notifies, in writing (unless otherwise prohibited), the disclosing party of its receipt of such process, and reasonably cooperates, at the disclosing party’s expense, with efforts of the disclosing party to prevent or limit disclosure in response to such process.

13.5 Information Security. Metavante shall be responsible for establishing and maintaining an information security program that is designed to (i) ensure the security and confidentiality of Client Data, (ii) protect against any anticipated threats or hazards to the security or integrity of Client Data, (iii) protect against unauthorized access to or use of Client Data(iv) ensure the proper disposal of Client Data, and (v) comply with the applicable requirements of the Gramm-Leach-Bliley Act, as amended, and all other applicable Federal information security laws and regulations and represent and warrant such compliance to Client as may be required pursuant to such laws and regulations. Metavante and Client agree to cooperate to implement any necessary changes to the foregoing as may be required by state information security laws and regulations. Client shall be responsible for maintaining security for its own systems, servers, and communications links as necessary to (a) protect the security and integrity of Metavante’s systems and servers on which Client Data is stored, and (b) protect against unauthorized access to or use of Metavante’s systems and servers on which Client Data is stored. Metavante will (1) take appropriate action to address any incident of unauthorized access to Client Data and (2) notify Client as soon as possible of any incident of unauthorized access to Sensitive Client Information and any other breach in Metavante’s security that materially affects Client or Client’s customers. Either party may change its security procedures from time to time as commercially reasonable to address operations risks and concerns in compliance with the requirements of this section.

13.6 Metavante shall be responsible for establishing and maintaining an information security program that is designed to (a) ensure the security and confidentiality of Client Data, (b) protect against any anticipated threats or hazards to the security or integrity of Client Data, and (c) protect against unauthorized access to or use of Client Data. Client shall be responsible for maintaining security for its own systems, servers, and communications links as necessary to (i) protect the security and integrity of Metavante’s systems and servers on which Client Data is stored, and (ii) protect against unauthorized access to or use of Metavante’s systems and servers on which Client Data is stored. If, at any point during the investigation of an event, Metavante’s Information Security determines that Client is impacted Client will be notified. Either party may change its security procedures from time to time as commercially reasonable to address operations risks and concerns in compliance with the requirements of this section.

13.7 Ownership and Proprietary Rights. Metavante reserves the right to determine the hardware, software, and tools to be used by Metavante in performing the Services. Metavante shall retain title and all other ownership and proprietary rights in and to the Metavante Proprietary Materials and Information, and any and all derivative works based thereon. Such ownership and proprietary rights shall include any and all rights in and to patents, trademarks, copyrights, and trade secret rights. Client agrees that the Metavante Proprietary Materials and Information are not “work made for hire” within the meaning of U.S. Copyright Act, 17 U.S.C. Section 101.

13.8 The Privacy Regulations. In the event that Client requests Metavante to disclose to any Third Party or to use any of Client’s Confidential Information, and such Confidential Information is or may be subject to the Privacy Regulations, Metavante reserves the right, prior to such disclosure or use, (a) to review any initial, annual, opt-out, or other privacy notice that Client issued with respect to such Confidential Information pursuant to the Privacy Regulations, and if requested by Metavante, Client shall promptly provide Metavante with any such notice, and (b) to decline to disclose to such Third Party or to use such Confidential Information if Metavante reasonably believes that such disclosure or use is or may be prohibited by the Privacy Regulations or by any such notice.

13.9 Publicity. Neither party shall refer to the other party directly or indirectly in any media release, public announcement, or public disclosure relating to this Agreement or its subject matter, in any promotional or marketing materials, lists, or business presentations, without written consent from the other party for each such use or release in accordance with this Section. At Metavante’s request, Client agrees to issue a joint press release prepared by the parties to announce the execution of this Agreement. All other media releases, public announcements, and public disclosures by either party relating to this Agreement or the subject matter of this Agreement (each, a “Disclosure”), including promotional or marketing material, but not including (a) announcements intended solely for internal distribution, or (b) disclosures to the extent required to meet legal or regulatory requirements beyond the reasonable control of the disclosing party, shall be subject to review and approval by the other party prior to release. Each party agrees that the other party may make reference to and comment on such previously approved Disclosures consistent therewith.

14.	REGULATORY COMPLIANCE AND ASSURANCES

14.1 Legal Requirements.

A. Client shall be responsible for monitoring and interpreting (and for complying with, to the extent such compliance requires no action by Metavante) the Legal Requirements. Based on Client’s instructions, Metavante shall select the processing parameter settings, features, and options (collectively, the “Parameters”) within Metavante’s system that will apply to Client. Client shall be responsible for determining that such selections are consistent with the Legal Requirements and with the terms and conditions of any agreements between Client and its clients. In making such determinations, Client may rely upon the written descriptions of such Parameters contained in the User Manuals. Metavante shall perform system processing in accordance with the Parameters.

B. Subject to the foregoing, Metavante shall perform an on-going review of federal laws, rules, and regulations. Metavante shall maintain the features and functions set forth in the User Manuals for each of the Services in accordance with all changes in federal laws, rules, and regulations applicable to such features and functions, in a non-custom environment. For any new federal laws, rules, and regulations, Metavante will perform a business review, with input from Metavante’s customers and user groups. Unless not commercially reasonable, Metavante will support new federal laws, rules, or regulations through changes to the Metavante Software. In accordance therewith, Metavante shall develop and implement modifications to the Services to enable Client to comply with such new federal laws, rules, and regulations.

C. In any event, Metavante shall work with Client in developing and implementing a suitable procedure or direction to enable Client to comply with federal and state laws, rules, and regulations applicable to the Services being provided by Metavante to Client, including in those instances when Metavante has elected to, but it is not commercially practicable to, modify the Metavante Software prior to the regulatory deadline for compliance. In addition, if Client notifies Metavante of any enhancement to the Services required to comply with state or local law, Metavante shall prepare an estimate of the cost of such enhancement and perform such enhancement upon Client’s approval and for fees mutually agreed upon by Client and Metavante. Metavante agrees to prorate the costs of any such enhancement among all Metavante clients who request the enhancement.

14.2 Regulatory Assurances. Metavante and Client acknowledge and agree that the performance of these Services will be subject to regulation and examination by Client’s regulatory agencies to the same extent as if such Services were being performed by Client. Upon request, Metavante agrees to provide any appropriate assurances to such agency and agrees to subject itself to any required examination or regulation. Client agrees to reimburse Metavante for reasonable Expenses actually incurred due to any such examination or regulation that is performed primarily for the purpose of examining Services used by Client. Prior to providing such assistance, Metavante and Client shall agree on other costs, if any, to be reimbursed to Metavante by Client associated with any such examination or regulation.

A Notice Requirements. Client shall be responsible for complying with all regulatory notice provisions to any applicable governmental agency, which shall include providing timely and adequate notice to Federal Regulators as of the Effective Date of this Agreement, identifying those records to which this Agreement shall apply and the location at which such Services are to be performed.

B Examination of Records. The parties agree that the records maintained and produced under this Agreement shall, at all times, be available at the Operations Center for examination and audit by governmental agencies having jurisdiction over the Client’s business, including any Federal Regulator. The Director of Examinations of any Federal Regulator or his or her designated representative shall have the right to ask for and to receive directly from Metavante any reports, summaries, or information contained in or derived from data in the possession of Metavante related to the Client. Metavante shall notify Client as soon as reasonably possible of any formal request by any authorized governmental agency to examine Client’s records maintained by Metavante, if Metavante is permitted to make such a disclosure to Client under applicable law or regulations. Client agrees that Metavante is authorized to provide all such described records when formally required to do so by a Federal Regulator.

C Audits. Metavante shall cause a Third Party review of its operations and related internal controls to be conducted annually by its independent auditors. Metavante shall provide to Client one copy of the audit report resulting from such review within 60 days of the availability of the report.

14.3 IRS Filing. Client represents it has complied with all laws, regulations, procedures, and requirements in attempting to secure correct tax identification numbers (TINs) for Client’s payees and customers and agrees to attest to this compliance by an affidavit provided annually.

15.	DISASTER RECOVERY

15.1 Services Continuity Plan. Throughout the Term of the Agreement, Metavante shall maintain a Services Continuity Plan (the “Plan”) in compliance with applicable regulatory requirements. Review and acceptance of the Plan, as may be required by any applicable regulatory agency, shall be the responsibility of Client. Metavante shall cooperate with Client in conducting such reviews as such regulatory agency may, from time to time, reasonably request. A detailed Executive Summary of the Plan has been provided to Client. Updates to the Plan shall be promptly provided to Client without charge.

15.2 Relocation. If appropriate, Metavante shall relocate all affected Services to an alternate disaster recovery site as expeditiously as possible after declaration of a Disaster, and shall coordinate with Client all requisite telecommunications modifications necessary to achieve full connectivity to the disaster recovery site, in material compliance with all regulatory requirements. “Disaster” shall have the meaning set forth in the Plan.

15.3 Resumption of Services. The Plan provides that, in the event of a Disaster, Metavante will be able to resume the Services in accordance therewith within the time periods specified in the Plan. In the event Metavante is unable to resume the Services to Client within five (5) days beyond the time periods specified in the Plan, Client shall not be responsible to pay for Services during such period and have the right to terminate this Agreement without payment of the Termination Fee upon written notice to Metavante delivered within forty-five (45) days after declaration of such Disaster.

15.4 Annual Test. Metavante shall test its Plan by conducting one (1) test annually and shall provide Client with a description of the test results in accordance with applicable laws and regulations.

16.	MISCELLANEOUS PROVISIONS

16.1 Equipment and Network. Client shall obtain and maintain at its own expense its own data processing and communications equipment as may be necessary or appropriate to facilitate the proper use and receipt of the Services. Client shall pay all installation, monthly, and other charges relating to the installation and use of communications lines between Client’s datacenter and the Operations Center, as set forth in the Strategic Network Solutions Schedule. Metavante maintains and will continue to maintain a network control center with diagnostic capability to monitor reliability and availability of the communication lines described in the Strategic Network Solutions Schedule, but Metavante shall not be responsible for the continued availability or reliability of such communications lines. Metavante agrees to provide services to install, configure, and support the wide-area network to interconnect Client to the Operations Center as described in, and subject to the terms and conditions of, the Strategic Network Solutions Schedule.

16.2 Data Backup. Client shall maintain adequate records for at least ten (10) Business Days, including backup on magnetic tape or other electronic media where transactions are being transmitted to Metavante, from which reconstruction of lost or damaged files or data can be made. Client assumes all responsibility and liability for any loss or damage resulting from failure to maintain such records.

16.3 Balancing and Controls. Client shall (a) on a daily basis, review all input and output, controls, reports, and documentation, to ensure the integrity of data processed by Metavante; and (b) on a daily basis, check exception reports to verify that all file maintenance entries and non-dollar transactions were correctly entered. Client shall be responsible to notify Metavante immediately in the event of any error so that Metavante may initiate timely remedial action to correct any improperly processed data which these reviews disclose. In the event of any error by Metavante in processing any data or preparing any report or file, Metavante’s sole responsibility, and Client’s sole remedy, shall be to correct the error by reprocessing the affected data or preparing and issuing a new file or report at no additional cost to Client.

16.4 Future Acquisitions. Client acknowledges that Metavante has established the Fee Schedule(s) and enters into this Agreement on the basis of Metavante’s understanding of the Client’s current need for Services and Client’s anticipated future need for Services as a result of internally generated expansion of its customer base. If the Client expands its operations by acquiring Control of additional financial institutions or if Client experiences a Change in Control, the following provisions shall apply:

A. Acquisition of Additional Entities. If, after the Effective Date, Client acquires Control of one or more financial holding companies, banks, savings and loan associations, insurance agencies, brokerage firms, trust companies, or other institutions that are not currently Affiliates, Metavante agrees to provide Services for such new Affiliates, and such Affiliates shall automatically be included in the definition of “Client”; provided that (i) the conversion of each new Affiliate must be scheduled at a mutually agreeable time (taking into account, among other things, the availability of Metavante conversion resources) and must be completed before Metavante has any obligation to provide Services to such new Affiliate; (ii) the Client will be liable for any and all Expenses in connection with the conversion of such new Affiliate; and (iii) Client shall pay the standard conversion fees in an amount to be mutually agreed upon with respect to each new Affiliate.

B. Change in Control of Client. If a Change in Control occurs with respect to Client, Metavante agrees to continue to provide Services under this Agreement and support the growth of Client and all Affiliates of Client, now and in the future; provided that Metavante’s obligation to provide Services following such Change of Control shall not be increased by more than 150% as a direct result of the occurrence of such Change of Control with a mutually agreed adjustment in the Monthly Base Fee and other charges, excluding future growth of Client and its Affiliates.

16.5 Transmission of Data. If the Services require transportation or transmission of data between Metavante and Client, the responsibility and expense for transportation and transmission of, and the risk of loss for, data and media transmitted between Metavante and Client shall be borne by Client. Data lost by Metavante following receipt shall either be restored by Metavante from its backup media or shall be reprocessed from Client’s backup media at no additional charge to Client.

16.6 Reliance on Data. Metavante will perform the Services described in this Agreement on the basis of information furnished by Client. Metavante shall be entitled to rely upon any such data, information, directions, or instructions as provided by Client (whether given by letter, memorandum, telegram, cable, telex, telecopy facsimile, computer terminal, e-mail, other “on line” system or similar means of communication, or orally over the telephone or in person), and shall not be responsible for any liability arising from Metavante’s performance of the Services in accordance with Client’s instructions. Client assumes exclusive responsibility for the consequences of any instructions Client may give Metavante, for Client’s failure to properly access the Services in the manner prescribed by Metavante, and for Client’s failure to supply accurate input information. If any error results from incorrect input supplied by Client, Client shall be responsible for discovering and reporting such error and supplying the data necessary to correct such error to Metavante for processing as Client can reasonably provide.

16.7 Use of Services. Client agrees that, except as otherwise permitted in this Agreement or in writing by Metavante, Client will use the Services only for its own internal business purposes to service its bona fide customers and clients and will not sell or otherwise provide, directly or indirectly, any of the Services or any portion thereof to any Third Party. Client agrees that Metavante may use all suggestions, improvements, and comments regarding the Services that are furnished by Client to Metavante in connection with this Agreement, without accounting or reservation. Unless and except to the extent that Metavante has agreed to provide customer support services for Client, Client shall be responsible for handling all inquiries of its customers relating to Services performed by Metavante, including inquiries regarding credits or debits to a depositor’s account. Metavante agrees to reasonably assist Client in responding to such inquiries by providing such information to Client as Metavante can reasonably provide.

16.8 Financial Statements. Metavante agrees to furnish to the Client copies of the then-current annual report for the Marshall & Ilsley Corporation, within forty-five (45) days after such document is made publicly available.

16.9 Solicitation. Neither party shall solicit the employees of the other party for employment during the Term of this Agreement, for any reason. The foregoing shall not preclude either party from employing any such employee (a) who seeks employment with the other party in response to any general advertisement or solicitation that is not specifically directed towards employees of such party or (b) who contacts the other party on his or her own initiative without any direct or indirect solicitation by such party.

17.	GENERAL

17.1 Governing Law. The validity, construction and interpretation of this Agreement and the rights and duties of the parties hereto shall be governed by the internal laws of the State of Wisconsin, excluding its principles of conflict of laws.

17.2 Venue and Jurisdiction. In the event of litigation to enforce the terms of this Agreement, the parties consent to venue in the jurisdiction of the courts of Milwaukee County, Wisconsin, and the Federal District Court for the Eastern District of Wisconsin. The parties further consent to the jurisdiction of any federal or state court located within a district which encompasses assets of a party against which a judgment has been rendered, either through arbitration or litigation, for the enforcement of such judgment or award against such party or the assets of such party.

17.3 Entire Agreement; Amendments. This Agreement, together with the schedules hereto, constitutes the entire agreement between Metavante and the Client with respect to the subject matter hereof. There are no restrictions, promises, warranties, covenants, or undertakings other than those expressly set forth herein and therein. This Agreement supersedes all prior negotiations, agreements, and undertakings between the parties with respect to such matter. This Agreement, including the schedules hereto, may be amended only by an instrument in writing executed by the parties or their permitted assignees.

17.4 Relationship of Parties. The performance by Metavante of its duties and obligations under this Agreement shall be that of an independent contractor and nothing contained in this Agreement shall create or imply an agency relationship between Client and Metavante, nor shall this Agreement be deemed to constitute a joint venture or partnership between Client and Metavante.

17.5 Assignment. Neither this Agreement nor the rights or obligations hereunder may be assigned by either party, by operation of law or otherwise, without the prior written consent of the other party, which consent shall not be unreasonably withheld; provided that (a) Metavante’s consent need not be obtained in connection with the assignment of this Agreement pursuant to a merger in which Client is a party and as a result of which the surviving Entity becomes an Affiliate of another bank holding company, bank, savings and loan association, or other financial institution, and (b) Metavante may freely assign this Agreement to any Affiliate or Entity that is a successor to the assets or the business of Metavante.

17.6 Notices. Except as otherwise specified in the Agreement, all notices, requests, approvals, consents, and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by (a) first-class U.S. mail, registered or certified, return receipt requested, postage pre-paid; or (b) U.S. express mail, or other, similar overnight courier service to the address specified below. Notices shall be deemed given on the day actually received by the party to whom the notice is addressed.

17.7

In the case of Client:	FIRST INDIANA BANK, N.A. 135 N. Pennsylvania Street Indianapolis, IN 46204 Attn.: Chief Financial Officer

Copy to:	Legal Department Chief Information Officer

For Billing Purposes:	FIRST INDIANA BANK, N.A. 135 N. Pennsylvania Street Indianapolis, IN 46204

In the case of Metavante:	Metavante Corporation 4900 West Brown Deer Road Milwaukee WI 53223 Attn: Executive Vice President of FTS/CRM

Copy to:	Risk Management and Legal Division

17.8 Waiver. No delay or omission by either party to exercise any right or power it has under this Agreement shall impair or be construed as a waiver of such right or power. A waiver by any party of any breach or covenant shall not be construed to be a waiver of any succeeding breach or any other covenant. All waivers must be in writing and signed by the party waiving its rights.

17.9 Severability. If any provision of this Agreement is held by court or arbitrator of competent jurisdiction to be contrary to law, then the remaining provisions of this Agreement will remain in full force and effect. Articles 5, 8, 9, 13, and 17 shall survive the expiration or earlier termination of this Agreement for any reason.

17.10 Attorneys’ Fees and Costs. If any legal action is commenced in connection with the enforcement of this Agreement or any instrument or agreement required under this Agreement, the prevailing party shall be entitled to costs, reasonable attorneys’ fees actually incurred, and necessary disbursements incurred in connection with such action, as determined by the court.

17.11 No Third Party Beneficiaries. Each party intends that this Agreement shall not benefit, or create any right or cause of action in or on behalf of, any person or entity other than the Client and Metavante.

17.12 Force Majeure. Subject to Article 15, neither party shall be liable to the other to the extent fulfillment or performance of any terms or provisions of this Agreement is delayed or prevented by any causes not within its control, and which by the exercise of reasonable diligence it is unable to prevent or reasonably plan to mitigate, whether of the class of causes hereinbefore enumerated or not. This clause shall not apply to the payment of any sums due under this Agreement by either party to the other.

17.13 Negotiated Agreement. Metavante and Client each acknowledge that the limitations and exclusions contained in this Agreement have been the subject of active and complete negotiation between the parties and represent the parties’ voluntary agreement based upon the level of risk to Client and Metavante associated with their respective obligations under this Agreement and the payments to be made to Metavante and the charges to be incurred by Metavante pursuant to this Agreement. The parties agree that the terms and conditions of this Agreement shall not be construed in favor of or against any party by reason of the extent to which any party or its professional advisors participated in the preparation of this document.

18.	DEFINITIONS. The following terms shall have the meanings ascribed to them as follows:

A. “ACH” shall mean automated clearing house services.

B. “Acceptance” shall mean the process set forth in Section 6 of the Software Products Schedule.

C. “Affiliate” shall mean, with respect to a party, any Entity at any time Controlling, Controlled by, or under common Control with such party.

D. “Agreement” shall mean this master agreement and all schedules and exhibits attached hereto, which are expressly incorporated, any future amendments thereto, and any future schedules and exhibits added hereto by mutual agreement.

E. “Business Days” shall be Mondays through Fridays except holidays recognized by the Federal Reserve Board of Chicago.

F. “Change in Control” shall mean any event or series of events by which (i) any person or entity or group of persons or entities shall acquire Control of another person or entity or (ii) in the case of a corporation, during any period of twelve consecutive months commencing before or after the date hereof, individuals who, at the beginning of such twelve-month period, were directors of such corporation shall cease for any reason to constitute a majority of the board of directors of such corporation.

G. “Commencement Date” shall mean the date on which Metavante first provides the Initial Services to Client.

H. “Confidential Information” shall have the meaning set forth in Section 13.3.

I. “Consumer” shall mean an individual who obtains a financial product or service from Client to be used primarily for personal, family, or household purposes and who has a continuing relationship with Client.

J. “Contract Year” shall mean successive periods of twelve months, the first of which (being slightly longer than twelve (12) months) shall commence on the Commencement Date and terminate on the last day of the month in which the first anniversary of the Commencement Date occurs.

K. “Control” shall mean the direct or indirect ownership of over fifty percent (50%) of the capital stock (or other ownership interest, if not a corporation) of any Entity or the possession, directly or indirectly, of the power to direct the management and policies of such Entity by ownership of voting securities, by contract or otherwise. “Controlling” shall mean having Control of any Entity, and “Controlled” shall mean being the subject of Control by another Entity.

L. “Conversion” shall mean (i) the transfer of Client’s data processing and other information technology services to Metavante’s systems; (ii) completion of upgrades, enhancements and software modifications as set forth in this Agreement; and (iii) completion of all interfaces set forth in this Agreement and full integration thereof such that Client is able to receive the Initial Services in a live operating environment.

M. “Conversion Date” shall mean the date on which Conversion for Client or a particular Affiliate has been completed.

N. “Client” shall mean the Entity entering into this Agreement with Metavante and all Affiliates of such Entity for whom Metavante agrees to provide Services under this Agreement, as reflected on the first page of this Agreement or amendments executed after the Effective Date.

O. “Client Data” means any and all data and information of any kind or nature submitted to Metavante by Client, or received by Metavante on behalf of Client, necessary for Metavante to provide the Services.

P. “Custom Programs” shall mean any code developed by Metavante at Client’s request and paid for by Client, and includes modifications to Programs.

Q. “Damages” shall mean actual and verifiable monetary obligations incurred, or costs paid (except overhead costs, attorneys’ fees, and court costs) which (i) would not have been incurred or paid but for a party’s action or failure to act in breach of this Agreement, and (ii) are directly and solely attributable to such breach, but excluding any and all consequential, incidental, punitive and exemplary damages, and/or other damages expressly excluded by the terms of this Agreement.

R. “Defect” shall mean a failure of the Programs to perform in substantial conformance with its then current Documentation, when properly used within the specified operating environment.

S. “Derivative Work” shall mean any work by Client which is a modification of a Program or creation of a new program which uses, directly or indirectly, any ideas, concepts, know-how or techniques disclosed in the Program, and includes all written material including code, listings and other programming documentation relating to the Program. A Derivative Work does not include a work which merely interfaces with a Program.

T. “Documentation” shall mean Metavante’s standard user instructions relating to the Services, including tutorials, on-screen help, and operating procedures, as provided to Client in written or electronic form, as amended from time to time by Metavante.

U. “Effective Date” shall mean the date so defined on the signature page of this Agreement, or, if blank, the date executed by Metavante, as reflected in Metavante’s records.

V. “Effective Date of Termination” shall mean the last day on which Metavante provides the Services to Client (excluding any services relating to termination assistance).

W. “Eligible Provider” shall have the meaning as set forth in Section 3.1.

X. “Employment Cost Index” shall mean the Employment Cost Index—Civilian (not seasonally adjusted) as promulgated by the United States Department of Labor’s Bureau of Labor Statistics (or any successor index).

Y. “Enhancement” shall mean a minor operational, quality or functional improvement to a Standard Program made available to Client pursuant to the maintenance services provided hereunder, as long as Client subscribes to such maintenance services.

Z. “Entity” means an individual or a corporation, partnership, sole proprietorship, limited liability company, joint venture, or other form of organization, and includes the parties hereto.

AA. “Estimated Remaining Value” shall mean the number of calendar months remaining between the Effective Date of Termination and the last day of the contracted-for Term, multiplied by the average of the three (3) highest monthly fees (but in any event no less than the Monthly Base Fee or other monthly minimums) payable by Client during the twelve (12) -month period prior to the event giving rise to termination rights under this Agreement. In the event the Effective Date of Termination occurs prior to expiration of the First Contract Year, the monthly fees used in calculating the Estimated Remaining Value shall be the greater of (i) the estimated monthly fees set forth in the Fee Schedule(s) and (ii) the average monthly fees described in the preceding sentence.

BB. “Expenses” shall mean any and all reasonable and direct expenses paid by Metavante to Third Parties in connection with Services provided to or on behalf of Client under this Agreement, including any postage, supplies, materials, travel and lodging, and telecommunication fees, but not payments by Metavante to Eligible Providers.

CC. “Fix” shall mean a correction to a Program developed on an as-needed basis to address a reproducible Defect. A Fix may include a temporary by-pass or a permanent change in the Program to correct or lessen the impact of such Defect.

DD. “Federal Regulator” shall mean the Chief Examiner of the Federal Home Loan Bank Board, the Office of Thrift Supervision, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or their successors, as applicable.

EE. “Fee Schedule” shall mean the portions of schedules containing fees and charges for services rendered to Client under this Agreement.

FF. “Initial Services” shall mean all Services requested by Client from Metavante under this Agreement prior to the Commencement Date, other than the Conversion services. The Initial Services requested as of the Effective Date are set forth in the schedules attached hereto, which shall be modified to include any additional services requested by Client prior to the Commencement Date.

GG. “Initial Term” shall mean the period set forth on the first page of this Agreement.

HH. “Legal Requirements” shall mean the federal and state laws, rules, and regulations pertaining to Client’s business.

II. “Location” shall mean each facility owned or leased by Client where the Programs will be executed.

JJ. “Maintained Program” shall mean the unmodified version of any software program then being generally offered for license by Metavante, and shall include Fixes, Enhancements and Upgrades thereto.

KK. “Maintenance Update” shall mean a Fix or collection of Fixes and/or minor Enhancements contained in media delivered to Client.

LL. “Metavante Products” shall mean all Programs and Documentation provided under this Agreement.

MM. “Metavante Proprietary Materials and Information” shall mean the Metavante Software and all source code, object code, documentation (whether electronic, printed, written, or otherwise), working papers, non-customer data, programs, diagrams, models, drawings, flow charts, and research (whether in tangible or intangible form or in written or machine-readable form), and all techniques, processes, inventions, knowledge, know-how, trade secrets (whether in tangible or intangible form or in written or machine-readable form), developed by Metavante prior to or during the Term of this Agreement, and such other information relating to Metavante or the Metavante Software that Metavante identifies to Client as proprietary or confidential at the time of disclosure.

NN. “Metavante Software” shall mean the software owned by Metavante and used to provide the Services.

OO. “Monthly Base Fee” shall mean the minimum monthly fees payable by Client to Metavante as specifically set forth in the Fees Schedule.

PP. “New Services” shall mean any services and products that are not included in the Initial Services but which, upon mutual agreement of the parties, are added to this Agreement. Upon such addition, New Services shall be included in the term “Services.”

QQ. “Option” shall mean a new feature or function to the Program which Metavante markets as a separately priced option. Metavante will make all such options available to Client at Metavante’s published price so long as Client is subscribing for maintenance services, but such options are not included as part of Metavante’s maintenance and support obligations.

RR. “Performance Warranty” shall have the meaning set forth in Section 6.1.

SS. “Plan” shall have the meaning set forth in Section 15.1.

TT. “Primary Location” shall mean a single Location, designated by Client, to receive delivery of Programs and related Fixes, Maintenance Updates and Releases. The Primary Location is specified on Exhibit A to the Software License Schedule.

UU. “Privacy Regulations” shall mean the regulations promulgated under Section 504 of the Gramm-Leach-Bliley Act, Pub. L. 106-102, as such regulations may be amended from time to time.

VV. “Professional Services” shall mean services provided by Metavante for Conversion, training, and consulting, and services provided by Metavante to review or implement New Services or enhancements to existing Services.

WW. “Programs” shall mean the Metavante software programs specified on Exhibit A to the Software License Schedule. Exhibit A may be modified from time to time by mutual agreement of Metavante and Client to include additional Metavante software programs licensed hereunder. Programs include Standard Programs and Custom Programs.

XX. “Qualified Employee” shall mean an employee of Client assigned to work with Metavante pursuant to Section 9 of the Software License Schedule, who has attended the applicable Metavante training classes.

YY. “Release” shall mean a collection of Maintenance Updates delivered to Client.

ZZ. “Services” shall mean the services, functions, and responsibilities described in this Agreement to be performed by Metavante during the Term and shall include New Services that are agreed to by the parties in writing.

AAA. “Service Levels” shall mean those service levels set forth in the Service Level Schedule.

BBB. “Standard Program” shall mean the unmodified version of any software program then being generally offered for license by Metavante, and includes Fixes, Enhancements and Upgrades thereto.

CCC. “Taxes” shall mean any manufacturers, sales, use, gross receipts, excise, personal property, or similar tax or duty assessed by any governmental or quasi-governmental authority upon or as a result of the execution or performance of any service pursuant to this Agreement or materials furnished with respect to this Agreement, except any income, franchise, privilege, or similar tax on or measured by Metavante’s net income, capital stock, or net worth.

DDD. “Term” shall mean the Initial Term and any extension thereof, unless this Agreement is earlier terminated in accordance with its provisions.

EEE. “Termination Fee” shall have the meaning set forth on the Termination Fee Schedule.

FFF. “Third Party” shall mean any Entity other than the parties or any Affiliates of the parties.

GGG. “Upgrade” shall mean a substantial operational, quality or functional improvement to a Standard Program. Upgrades are made available at Metavante’s then current rates and are not included or offered as a part of the maintenance services provided hereunder.

HHH. “User Manuals” shall mean the documentation provided by Metavante to Client which describes the features and functionalities of the Services, as modified and updated by the customer bulletins distributed by Metavante from time to time.

III. “Warranty Period” shall mean a period of ninety (90) days following Acceptance.